TABLE OF CONTENTS

CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
1. Cable Division	2
2. Satellite Division	4
DESCRIPTION OF SHAW’S BUSINESSES	4
1. Cable Division	4
2. Satellite Division	11
3. Additional Information Concerning Shaw’s Businesses	13
4. Risk Factors	14
CANADIAN REGULATORY ENVIRONMENT	14
1. Overview	14
2. Cable Television	15
3. New Media and Internet Access	17
4. Digital Phone	18
5. Internet Infrastructure	18
6. Satellite	18
7. Other Regulatory Matters	19
CAPITAL STRUCTURE, DIVIDENDS AND RELATED MATTERS	21
1. Description of Capital Structure	21
2. Dividends	25
3. Ratings	27
4. Market for Securities	27
DIRECTORS AND OFFICERS	30
1. Directors as of November 25, 2008	30
2. Board Committee Members	31
3. Executive Officers as of November 25, 2008	32
4. Shareholdings of Directors and Executive Officers	32
AUDIT COMMITTEE	33
1. Audit Committee Charter	33
2. Audit Committee Composition and Background	33
3. Audit Fees	34
LEGAL PROCEEDINGS	34
REGISTRAR AND TRANSFER AGENT	34
INTERESTS OF EXPERTS	35
ADDITIONAL INFORMATION	35
CAUTION CONCERNING FORWARD LOOKING STATEMENTS	35
SCHEDULE A — AUDIT COMMITTEE CHARTER	A-1

i

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

CORPORATE STRUCTURE

Shaw Communications Inc. (“Shaw” or the “Corporation”) is a diversified communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to approximately 3.4 million customers. Shaw provides customers with high quality entertainment, information and communications services, utilizing a variety of distribution technologies.

The Corporation was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999, and amended its Articles on January 28, 2004 to limit the number of Class A Voting Participating Shares that may be issued. It also amended its Articles on July 11, 2007 to implement a two-for-one stock split of each of its outstanding Class A Shares and Class B Non-Voting Shares (each such term as defined below under the heading “Capital Structure, Dividends and Related Matters/Description of Capital Structure/General”), effective July 30, 2007. The head and registered office of the Corporation is located at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. All of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations

Shaw Cablesystems Limited	Alberta	Television Distribution Services
Shaw Cablesystems G.P.(2)	Alberta	Television Distribution and Internet Services
Videon Cablesystems Inc.	Federal	Television Distribution Services
Shaw Telecom Inc.	Alberta	Telecommunications Services
Shaw Business Solutions Inc.	Alberta	Telecommunications Services
Shaw Satellite Services Inc.	Federal	Satellite Services
Star Choice Television Network Incorporated(3)	Federal	Satellite Services

Notes:

(1)	The above table lists subsidiaries of Shaw in accordance with National Instrument 51-102 — Continuous Disclosure Obligations, as well as certain other entities owned or controlled, directly or indirectly, by Shaw.

(2)	Shaw Cablesystems G.P. is a partnership of Shaw Communications Inc., Shaw Cablesystems Limited and Videon Cablesystems Inc. (“Videon”) formed to operate the cable television systems owned by the partners.

(3)	Star Choice Television Network Incorporated was amalgamated with Star Choice Communications Inc. on September 1, 2008 under the former’s name.

Unless the context otherwise indicates, a reference to “Shaw” or the “Corporation” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

GENERAL DEVELOPMENT OF THE BUSINESS

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values”.

The Corporation has two principal business divisions: (1) Cable Division — comprised of cable television, Internet, Digital Phone and Internet infrastructure service businesses; and (2) Satellite Division — comprised of direct-to-home satellite and satellite distribution service businesses. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2008, the Cable Division and Satellite Division represent approximately 77% and 23% of Shaw’s business, respectively, which is similar to last year. The general development of each of these businesses over the last three fiscal years is summarized below.

1.	Cable Division

Shaw’s Cable Division is comprised of the cable television, Internet, Digital Phone and Business Solutions operations.

(a)	Cable Television

(i)	General

The Corporation’s initial core business was, and remains, cable television services, which today provides the customer base and physical infrastructure for much of the Corporation’s distribution service businesses. Under the name Capital Cable Television Co. Ltd., Shaw acquired its first license to offer cable television services in Edmonton, Alberta and area in 1970. Over the course of the subsequent years, Shaw’s cable television operation has grown through a combination of the acquisition of new cable television licences awarded by the Canadian Radio-television and Telecommunications Commission (“CRTC”); the acquisition of existing cable companies; the exchange of cable systems and assets with other Canadian cable companies; and internally generated subscriber growth.

The Corporation is currently the second largest cable television company in Canada, and is the largest cable television provider in Western Canada. As at August 31, 2008, Shaw served approximately 2.2 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 30% of the Canadian cable television market.

(ii)	Acquisitions and Dispositions

The Canadian cable television industry has moved from a highly regulated environment to one based on fair and sustainable competition under the superintendence of the CRTC. In such a competitive environment, cable companies have adopted “clustering” strategies, consolidating and realigning geographically to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. In executing its own clustering strategy, the Corporation has consolidated its position as the dominant provider of cable television services in Western Canada, with approximately three-quarters of its subscribers clustered in five large urban markets.

During fiscal 2008, Shaw announced that it had entered into an agreement to purchase the cable system located in and around Campbell River, British Columbia, the closing of which is expected to occur in fiscal 2009 upon receipt of all necessary regulatory approvals. In fiscal 2007, Shaw completed the acquisitions of several cable systems, including Whistler Cable, Grand Forks, Wood Lake, Lumby and Pender Island, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario. In fiscal 2006, Shaw acquired Pemberton Cable and Saltspring Cablevision, both in British Columbia.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(b)	Internet Access

Since 1996, Shaw has provided Internet access services to residential and small business subscribers in its cable television systems via a cable connection and cable modem. It currently offers four levels of Internet service: High-Speed Internet, High-Speed Lite, High-Speed Xtreme-I and High-Speed Nitro. The High-Speed Lite service is targeted at users who do not require the features and speed (bandwidth capabilities) of Shaw’s High-Speed service but who are interested in alternatives to dial-up services. High-Speed Xtreme-I offers significantly increased download and upload speeds for customers who download large files or visit online gaming and content-rich multimedia sites. High-Speed Nitro was launched in fiscal 2007 and remains one of the fastest Internet services in Canada.

As at August 31, 2008, there were approximately 1,566,000 subscribers (connected and scheduled installations) to Shaw’s Internet access services, representing a penetration rate of approximately 70% of Basic subscribers.

The Corporation’s Internet infrastructure is owned, managed and controlled exclusively by Shaw, as discussed below. All of the Corporation’s Internet customers use Shaw’s own network and are given “@shaw.ca” email addresses.

(c)	Digital Phone

In fiscal 2005, Shaw entered the “triple play” market of voice, video and data services with the launch of Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service, across certain of its cable service areas, including Calgary, Edmonton and Winnipeg. Since then, the Corporation continued to expand its Digital Phone footprint across other of its cable services areas and now offers the service to over 90% of homes passed. As at August 31, 2008, it had approximately 612,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

During fiscal 2008, Shaw continued to invest in the deployment of Digital Phone. Over the past two years, it has invested in new systems that allow the Corporation to operate independently using its own back office infrastructure. The Corporation also successfully implemented a Class 4 toll switch which allows for the routing of telephone traffic to the lowest cost long distance provider.

During fiscal 2008, Shaw launched a third tier of residential telephone service, Shaw Digital Phone Basic, which is in addition to its second tier of residential telephone service, Shaw Digital Phone Lite, launched in fiscal 2007. In the latter part of fiscal 2007, it also started to offer a commercial voice service, including a variety of Small Office Home Office (“SOHO”) products for the home based or smaller business and a Primary Rate Interface (“PRI”) service for the medium to larger business.

(d)	Internet Infrastructure (Shaw Business Solutions)

The Corporation’s business solution services include Internet, data connectivity and telecommunications and are offered through it’s subsidiaries Shaw Business Solutions Inc. and Shaw Business Solutions U.S., Inc. (together, “Shaw Business Solutions”).

Shaw Business Solutions Inc. was established in 2000, under the name Big Pipe Inc., to develop and operate the fibre network that serves as the primary Internet backbone for the Corporation’s broadband Internet customers and to provide Internet and data connectivity services to large and medium businesses and other organizations.

Shaw Business Solutions has built both its fibre network and its customer base to promote future revenue growth. Its network consists of a redundant two route fibre backbone transecting Canada and the United States. The southern route consists of approximately 6,400 route kilometers (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometers (2,500 miles) of fibre between

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. In addition, as a result of arrangements with Group Telecom, Shaw Business Solutions has additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle to Vancouver, Edmonton and Toronto.

(e)	Wireless

During fiscal 2008, the Corporation participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190 million.

2.	Satellite Division

The Corporation’s satellite business is operated through its wholly-owned subsidiary, Shaw Satellite Services Inc. (“Satellite Services”), formerly known as Canadian Satellite Communications Inc., a Canadian satellite services company. Incorporated in 1980, Satellite Services provides satellite-based solutions to businesses and owns 100% of Star Choice Television Network Incorporated (“Star Choice”), which is one of two licensed direct-to-home (“DTH”) operators in Canada. The Corporation’s interest in, and eventual control of, Satellite Services was acquired through several transactions between 1997 and 2003.

On October 4, 2006, the Corporation announced the rebranding of all of its companies in the Satellite Division to leverage the Shaw name and build a consistent identity within the business. Star Choice was branded Star Choice, a Shaw Company, and the Satellite Distribution Services was branded Shaw Broadcast Services (formerly known as Cancom Broadcast Solutions) and Shaw Tracking (formerly known as Cancom Tracking Solutions).

DESCRIPTION OF SHAW’S BUSINESSES

A description of each of the principal businesses comprising the Corporation’s Cable Division and Satellite Division, along with certain additional information, is set forth below.

1.	Cable Division

(a)	Cable Television

(i)	General

Shaw is the second largest cable television company in Canada, serving approximately 30% of the Canadian cable television market with a concentrated focus on Western Canada. Currently, approximately 75% of the Corporation’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria (Vancouver Island), British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of its subscribers are mainly in smaller clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie, Ontario.

Shaw has achieved a critical mass of subscribers in its larger markets by completing selective acquisitions, using a clustering strategy and seamlessly integrating new customers. Clustering involves consolidating and realigning geographically around a regional office to provide subscriber services to several contiguous communities, thereby creating potential administrative, operating and market synergies through shared facilities and services and reduced operating redundancies.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(ii)	Cable Network

The Corporation’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network links its cable systems and subscribers together. Shaw receives originating television signals at its head-end sites through satellite, transmitters, off-air antennae and microwave systems and re-transmits these signals via its network to customers’ homes in its licensed areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate additional encrypted signals delivered to customers’ homes over Shaw’s network.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments. The plant and network is essentially fully digital and two-way capable. These investments have enabled Shaw to leverage its existing network and expand its service offerings to include digital programming, Internet, Video-on-Demand (“VOD”), High Definition Television (“HD”), and Digital Phone.

(iii)	Cable Television Offerings

Shaw offers a variety of cable television services from which its customers may choose.

(A) Basic Cable and Extended Tiers

Basic cable service in Canada consists primarily of local and national programming, as well as major U.S. networks. The number of channels offered and the monthly fee charged for basic service vary depending on the cable system in question. As at August 31, 2008, Shaw served approximately 2,248,000 cable subscribers.

Extended tier cable is comprised of three discretionary tiers of services that consist of Canadian and non-Canadian specialty television programming. Canadian specialty television networks carried on the various tiers include CMT, Showcase, Discovery, History, Outdoor Life Network, Teletoon and SportsNet. Foreign services represented on the tiers include TBS, Spike, CNN, TLC and A&E. Over the years, Shaw has also continued to add to its analog discretionary channel choices, including popular movie services such as Movie Central Encore Avenue, Turner Classic Movies and American Movie Classics.

The majority of the Corporation’s customers currently receive at least 58 analog channels on basic cable or as part of an extended tier, including the local news, sports and information programming produced by Shaw TV. Basic cable and extended tier customers can receive these analog channels using their current television tuners, so that no additional external equipment is required.

(B) Digital Cable

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable, which is delivered by the Corporation’s network to DCTs deployed in subscribers’ premises, also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to be able to launch, new revenue-generating video and interactive services.

The Corporation’s digital cable offering includes an interactive program guide, parental controls, digital music, digital channels, plus access to specialty and ethnic programming services and premium pay television, pay-per-view, VOD, and HD programming.

Shaw carries over 43 low cost digital channels (“diginets”), including CRTC-licensed Category 1 “must carry” Canadian program services (such as Biography Channel, Documentary Channel, and Independent Film Channel), optional Canadian Category 2 digital services (such as BBC Canada, Dejaview and Lonestar), and non Canadian digital services, such as HD Net and NFL Network. Digital cable customers are able to select various theme paks of digital services, including time shifted network services and HD packages. They can also create their own custom

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

pak by selecting individual channels on a “pick and pay” manner, including the purchase of single services. There is also a digital basic tier of services that is included in the price of digital.

As of August 31, 2008, digital cable was available in almost all of Shaw’s cable systems. As at such date, it had approximately 906,000 digital subscribers, representing a penetration rate of approximately 40% of Basic cable subscribers. Of the digital customers, over 330,000 have HD capabilities. Shaw offers 50 HD channels, including 19 HD pay-per-view services.

(C) Pay Television and Pay-Per-View

The Corporation’s pay television offering consists of genre-based commercial-free movie channels (with up to five choices offered under the brand Movie Central in Western Canada and The Movie Network in Eastern Canada), up to four Superstations from the United States and certain other ethnic, premium and adult services. These pay television offerings are available to subscribers for monthly fees which vary depending on the pay television offering selected.

Shaw also offers up to 75 channels of interactive, impulse pay per view (“PPV”) to its digital subscribers. Its PPV offering allows customers to select and pay for specific programs which are available on various channels with different start times. PPV offerings include movies, sports, concerts and other special events, with the price dependent on the nature of the programming.

(D) Video-on-Demand

The Corporation also offers VOD services under the name Shaw Video-on-Demand. Its VOD service enables customers to select programming from a library of titles through an on-line ordering system or directly through the interactive program guide, and to view the programming on their television at a time of their choosing, with full digital video disk-type functionality, including pause, skip backward and skip forward. Customers have unlimited viewing of a program at their convenience for a 24 hour period.

Shaw’s VOD service is available exclusively to its digital cable customers. The Corporation offers VOD services in all of its major systems, as well as in many of its smaller systems.

As part of its VOD service, Shaw has entered into content licensing arrangements with most movie studios and content providers. These arrangements provide its VOD service with a library of current feature films, major motion pictures and other content, including VOD choices for popular television shows. The Corporation also supports subscription-based VOD services with Corus Entertainment Inc. (Movie Central on Demand and Treehouse) and others. Subscription-based VOD services allow a customer to access a library of films and series on a VOD basis, while paying a monthly subscription fee rather than a per-transaction fee.

(E) Bundling of Services

The Corporation offers customers attractively priced combinations of its four distinct products: analog video, digital video, Internet and Digital Phone. The benefits of bundling to customers include the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

(F) New Video Services

The Corporation anticipates that its on-going investment in network upgrades, along with advances in technology, will allow the Corporation to continue to upgrade and increase its cable television service offerings.

Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, high-definition ready televisions. In support of HD, Shaw offers for purchase, next-generation DCTs which support the decoding and processing of HD content without requiring

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

additional digital terminals or equipment, as well as a DCT which incorporates HD and Personal Video Recorder (PVR) features.

(iv)	Competition

Cable providers operate in an open and competitive marketplace. Shaw’s cable television business faces competition from regulated entities utilizing existing communications technologies and from currently unregulated Internet and illegal satellite services, including grey and black market and modified free-to-air satellite receivers. In addition, it may face competition in the future from other newer technologies being developed or to be developed.

More specifically, Shaw’s cable television systems currently compete with subscription DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), telephone companies offering DSL video service, Internet Protocol television providers, web-based video services and wireless mobile operators. It also competes with the direct reception by antenna of free, unencrypted over-the-air local and regional broadcast television signals.

DTH is currently the largest competitor to cable by number of subscribers, delivering programming via signals sent directly to receiving dishes from medium and high-powered satellites. DTH services provide extensive channel line-ups and are fully digital. Two licensed operators, Star Choice, a Shaw Company, and Bell Television (formerly Bell ExpressVu), are currently providing DTH services in Canada. These DTH operators currently provide service to approximately 2.7 million Canadian households. In addition, grey and black market satellite services (i.e. DTH programming services obtained in Canada without authorization from the CRTC or from the DTH providers) also constitute competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service.

MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licences to Craig Wireless International Inc. (formerly Skycable Inc.) with respect to certain areas of Manitoba and British Columbia and to Image Wireless Communications Inc. with respect to certain areas of Alberta and Saskatchewan. The CRTC has also issued a license to Look Communications Inc. to operate MDS undertakings in southern and eastern Ontario and in Quebec.

Other competitive television undertakings are licensed to operate within the authorized service areas of incumbent cable licences. One of these competitive undertakings, Novus Entertainment Inc., operates within Shaw’s licensed service areas in Vancouver.

Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licences from the CRTC. To date, six telephone companies have been granted broadcasting distribution licences to provide television services, including: TELUS Corporation (“TELUS”) currently offers TELUS TV in select parts of Alberta and British Columbia; Saskatchewan Telecommunications Holding Corporation (“SaskTel”) offers Max TV in Saskatchewan; Manitoba Telecom Services Inc. (“MTS”) offers viewers a competitive choice with MTS TV, primarily in Winnipeg, Manitoba; and Bell Canada offers services in parts of Ontario.

In Shaw’s territory, SaskTel launched its MaxTv service in September 2002. MTS launched its MTS TV service in January 2003, and TELUS has recently launched its video service in several markets.

To date, none of these competitors has had a material impact on the Corporation’s overall cable television operations. However, there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations. Almost all of its cable systems are concentrated in major urban markets having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fibre optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low cost service provider, which is a necessary component in

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to expand the range and quality of its services and to enhance its programming and communication service offerings.

(b)	Internet Access

(i)	General

Leveraging off its cable television infrastructure, Shaw has provided high speed Internet access services to residential and small business subscribers since 1996. It currently offers four levels of residential Internet service: High-Speed Internet, High-Speed Lite, High-Speed Xtreme-I and High-Speed Nitro. The High-Speed Lite service is targeted at users who do not require the features and speed (bandwidth capabilities) of Shaw’s High-Speed service but who are interested in alternatives to dial-up services. Through a Shaw cable modem connection, the High-Speed Lite service features speeds up to five times faster than traditional dial-up service, an “always on” connection, three unique email addresses and 20 megabytes of personal web space.

Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium sized business customers.

Utilizing DOCSIS technology (as described below), Shaw’s High-Speed Xtreme-I and High-Speed Nitro offer significantly increased download and upload speeds, which appeals to customers who download large files or visit online gaming and content-rich multimedia sites.

In providing its Internet access services, Shaw deploys an advanced generation of cable modem, based on Data Over Cable Service Interface Specification (DOCSIS) 2.0 specifications. This technology has enabled it to increase the capabilities and reliability of its network by increasing the capacity and throughput in both the upstream and downstream portions of Shaw’s cable infrastructure. As a result, the capacity of the Corporation’s network in the downstream direction has increased to up to 40 megabits per second and in the upstream direction up to 30 megabits per second, representing approximately five times the capacity of pre-DOCSIS cable modems. The DOCSIS standard is continually being improved and Shaw plans to implement future versions on its network to meet customers’ increasing speed and capacity demands.

During fiscal 2007, the Corporation continued to invest in Internet value-added services and product improvements, doubling the download speed of the High-Speed Lite service at no additional cost to the customer, and launched the 25 megabit per second High-Speed Nitro offering which remains one of the fastest Internet services in Canada.

Shaw’s Internet services are currently available in almost all of its operating areas. As at August 31, 2008, the Corporation’s Internet services had approximately 1,566,000 subscribers (connected and scheduled installations), representing a penetration rate of approximately 70% of Basic subscribers.

As at August 31, 2008, approximately 214,000 subscribers for Shaw’s Internet services did not concurrently subscribe for any of its cable television services.

(ii)	Network

The fibre network that serves as the primary Internet backbone for the Corporation’s broadband Internet customers is operated by Shaw Business Solutions (see “Description of Shaw’s Businesses — Cable Division-Internet Infrastructure”). The network, which is designed with fibre optic technology and has redundant capacity, extends from Victoria to New York, with connectivity to major Internet peering points in Seattle, Washington; Palo Alto, California; Chicago, Illinois; and Ashburn, Virginia.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

Shaw has made significant investments to improve the speed and performance of its Internet access services. Upgrades and enhancements of its capital infrastructure are ongoing and include building up the Corporation’s Internet backbone and decreasing the average node size.

Shaw operates two Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Corporation to manage its Internet services exclusively and to provide e-mail service directly to its customers using “@shaw.ca” e-mail addresses. They also allow the Corporation to manage its own operations in terms of provisioning web space, backbone connectivity and peering arrangements into the United States. The centres also host Shaw customers’ most popular web content locally.

(iii)	Competition

There are a number of different types of ISPs offering residential and business Internet access services that currently compete, or may in the future compete, with Shaw’s Internet services. These include independent basic access service providers (both national and regional), incumbent telephone companies, wireless communications companies and electricity transmission and distribution companies.

Many ISPs provide telephone dial-up Internet access services with typical access speeds of up to 56 kilobites per second. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services).

High speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High speed services enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are currently provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high speed Internet services (as discussed below). DSL services are principally offered by incumbent telephone companies, such as Bell Canada, SaskTel, MTS and TELUS.

Internet access is also available in select cities in Western Canada through a wireless microwave technology known as WiMAX. This service requires a specialized modem and provides download speeds typically between 512 Kbps and 3 Mbps.

The ISPs have access to cable companies’ facilities to deliver competing Internet access service. Currently, competing ISPs have access to high speed access services of Shaw pursuant to a third party Internet access tariff that came into effect on November 2, 2004, and which has subsequently been updated on March 20, 2006. Such third party Internet access services are available in Vancouver, Victoria, Calgary, Edmonton, Saskatoon and Winnipeg. Currently, only one ISP has subscribed to the tariff. Until such time as an ISP subscribes to the tariff, or areas where Shaw’s third party Internet access services are not available, Shaw has been directed by the CRTC to allow ISPs to resell cable Internet services at a 25% discount from the retail rate. Currently, there are two ISPs using the Corporation’s resale services at the resale discount rate.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued growth for high speed Internet services such as Shaw’s High-Speed Internet.

(c)	Digital Phone

(i)	General

During fiscal 2005, the Corporation launched its fully featured residential telephone service under the brand name Shaw Digital Phone. Shaw Digital Phone combines local, long distance and the most popular calling features

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into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the United States, 1000 international calling minutes per month to a wide variety of countries in Europe and the Asia/Pacific Region, as well as a variety of calling features, including voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911 (enhanced 911 emergency service), directory and operator services, and around-the-clock (24/7/365) customer support also form part of the Digital Phone service, at no additional cost to subscribers. With Shaw Digital Phone, customers have the option of keeping their current home phone numbers and the service works with existing telephones in customers’ homes, so that no purchase of additional equipment is required. During fiscal 2007, the Corporation introduced Shaw Digital Phone Lite, an offering tailored for light long distance users. The service includes a local phone line, popular calling features and long distance at competitive rates. During fiscal 2008, the Corporation introduced Shaw Digital Phone Basic, an offering targeted for users requiring limited phone features. The service includes a local phone line, caller ID and long distance at competitive rates.

Shaw Digital Phone utilizes PacketCable technology and DOCSIS specifications. Customers connect their existing phone lines into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation (sounds waves) into digital IP packets that are carried to an IP-based telephone switch (“softswitch”). At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

During fiscal 2008, the Corporation launched Digital Phone service in various markets, including Thunder Bay and Sault Ste. Marie in Ontario; Moose Jaw and Prince Albert in Saskatchewan; and Duncan in British Columbia, as well as certain of their surrounding areas. As at August 31, 2008, Shaw had approximately 612,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

Shaw also provides a variety of SOHO (Small Office Home Office) phone services for the home based or smaller business.

(ii)	Competition

The competitors of Shaw Digital Phone include incumbent telephone companies (“ILECs”) (such as TELUS, SaskTel, MTS, and subsidiaries or affiliates of BCE Inc. such as Bell Canada), competitive local exchange carriers (such as Rogers Telecom Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.). As the market for VoIP services develops and as VoIP technology evolves, new competitors (such as IT providers, network vendors and system integrators) may emerge from companies that have not offered voice solutions in the past.

The ILECs currently control the vast majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. See “Canadian Regulatory Environment — Digital Phone” for a discussion of regulatory factors affecting competition for Digital Phone.

(d)	Internet Infrastructure (Shaw Business Solutions)

(i)	General

The Corporation’s Internet infrastructure business is principally operated through Shaw Business Solutions which was established in 2000. Shaw Business Solutions operates the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. This backbone network is also used to carry Shaw Digital Phone capacity and video signals. In addition, Shaw Business Solutions’ facilities are available to Internet service providers (“ISPs”), cable companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet, data and voice connectivity. In particular, Shaw Business Solutions is focused on being a major account and wholesale provider offering third parties advanced high speed data connectivity and

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services.

Shaw Business Solutions launched its operations in Canada in March 2000 and commenced operations in the United States in 2002. In recent years, Shaw Business Solutions continued to grow its revenues with a focus on the large and medium customer market. It also continues to establish public and private peering arrangements and high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers. In the latter part of fiscal 2007, Shaw Business Solutions started to offer a commercial voice service for businesses.

(ii)	Shaw Business Solutions Network

Shaw Business Solutions’ network consists of a redundant two route fibre backbone transecting Canada and the United States, combined with numerous local access, intra-city fibre optic networks in municipalities served by Shaw Business Solutions.

The fibre network serves as a national platform for voice services, IP-based services, business-to-business Services and video. The network also extends connectivity to all major Internet national peering points in Canada, the United States and Europe.

The Shaw Business Solutions network includes multiple fibre capacity on two diverse cross-North America routes. Shaw Business Solutions’ southern route principally consists of approximately 6,400 route kilometers (4,000 miles) located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometers (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. This route provides redundancy for the existing southern route. The marine route consists of approximately 330 route kilometers (200 miles) located on 2 fibres on the route from Seattle to Vancouver Mainland (via Victoria). In addition, Shaw Business Solutions has secured additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle to Vancouver and Edmonton to Toronto.

(iii)	Competition

Through its Shaw Business Solutions subsidiaries, the Corporation competes with other telecommunications carriers in providing high speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business Solutions competitors include ILECs (such as TELUS and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to new competitors.

2.	Satellite Division

(a)	General

The Corporation’s Satellite Division is principally operated through its wholly owned subsidiaries, Satellite Services and Star Choice, and is comprised of DTH satellite and satellite distribution service businesses, as follows:

(i) Star Choice DTH — distribution of digital video and audio programming services via direct-to-home satellite to Canadian residences and businesses;

(ii) Satellite Distribution Services:

(A) Shaw Broadcast Services — uplink and redistribution of television and radio signals via satellite to cable operators and other distributors, and related network services; and

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(B) Shaw Tracking — provision of satellite tracking and messaging services to the Canadian trucking industry, and integration and management of satellite data networks with land-based telecommunications.

Star Choice and Satellite Services share a common satellite infrastructure. The DTH and satellite services businesses distribute digital video and audio signals to different markets (residential and business), thereby allowing the Corporation to derive distinct revenue streams from different customers using a common platform.

(b)	Satellite Network

Satellite Services owns and leases, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Satellite Services’ interests in such transponders are set forth in the table below.

Nature of Satellite Services
Satellite	Transponders	Interest

Anik F2	18 Ku-band	Owned
	5 Ku-band	Leased
	2 Ku-band (partial)	Leased
Anik F1R	28 Ku-band	Leased
	2 C-band	Leased
Intelsat Galaxy 16	1 Ku-band (partial)	Leased

(c)	Satellite Businesses

(i)	Star Choice DTH

Star Choice is one of two DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Star Choice began the national roll-out of its digital DTH services in 1997 and, as at August 31, 2008, had approximately 893,000 subscribers.

The market for Star Choice’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming.

With dual satellites (Anik F2 and Anik F1R) whose signals are received by customers through an elliptical dish, as at August 31, 2008, Star Choice offered over 450 digital video and audio channels, including 42 High Definition channels, with a programming line-up that offers the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Star Choice obtains such programming from program providers whose distribution is authorized by the CRTC, in most cases pursuant to non-exclusive contracts ranging in term from three to five years. Star Choice’s subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are primarily marketed through a nation-wide distribution network of over 3,000 retail locations, including The Source (formerly known as Radio Shack), Future Shop, Best Buy, and The Brick.

During 2007, Star Choice completed a transition to an advanced modulation technology for its HD broadcasting allowing it to increase its High Definition channel capacity. As part of its continuing commitment to enhance its service offerings, Star Choice added 17 High Definition channels during 2008.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(ii)	Satellite Distribution Services

(A) Shaw Broadcast Services

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S. and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as satellite relay distribution undertaking (“SRDU”) services. Shaw Broadcast Services currently provides SRDU and signal transport services to over 400 distribution undertakings, primarily cable operators, and redistributes more than 300 television signals and 120 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers for a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and thereby add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to approximately 125 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

(B) Shaw Tracking

Shaw Tracking provides asset tracking and communication services to over 600 companies in the transportation industry in Canada, with approximately 40,000 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular and Bluetooth networks, Shaw Tracking solutions provide immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

(d)	Competition

The Star Choice DTH business faces much the same competitive environment as Shaw’s cable television business. Competitors include Bell Television (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters. See “Description of Shaw’s Businesses — Cable Division — Cable Television — Competition”.

In its Canadian SRDU business, Satellite Services faces competition principally from Bell Television. As at August 31, 2008, Satellite Services and Bell Television are the only licensed SRDU operators in Canada. Satellite Services also faces competition from the expansion of fibre distribution systems into territories previously only served by SRDU operators. This expansion permits delivery of distant U.S. and Canadian conventional television stations to more remote locations without the use of satellite transmission.

3.	Additional Information Concerning Shaw’s Businesses

(a)	Seasonality and Customer Dependency

The Corporation’s cable television and Internet subscriber numbers are subject to seasonal fluctuations with the fall season (coinciding with the return of students to school, the return from vacations and the new television and holiday seasons) being stronger than other seasons. The Star Choice DTH subscriber activity tends to follow the cycles of the retail industry, with the greatest sales volume occurring in the four months leading up to and including

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

the Christmas holiday season. Star Choice subscriber numbers are affected by vacation schedules (as customers reconnect and disconnect DTH services at summer homes) and by customers who vacation in warmer climates during winter months and reconnect and disconnect services accordingly. While subscriber activity is generally subject to these seasonal fluctuations, it may also be affected by competition and varying levels of promotional activity undertaken by the Corporation. Shaw’s businesses generally are not dependent upon any single customer or upon a few customers.

(b)	Environmental Matters

Shaw’s operations do not generally have a significant impact on the environment. The Corporation has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations. Such regulations have not had, and are not expected to have, a material effect on the Corporation’s earnings or competitive position.

(c)	Foreign Operations

Shaw does not have material foreign assets or operations.

Shaw Business Solutions U.S. Inc., a wholly-owned subsidiary of the Corporation, has entered into an indefeasible right of use with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business Solutions U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2008 were not material.

(d)	Employees

As at August 31, 2008, the Corporation employed approximately 10,000 persons.

4.	Risk Factors

A discussion of risks affecting the Corporation and its businesses is set forth under the heading “Introduction to the Business — Known Events, Trends, Risks and Uncertainties” in Management’s Discussion and Analysis for the year ended August 31, 2008, as contained on pages 19 to 26 of the Corporation’s 2008 Annual Report, which discussion is incorporated by reference herein. The description of risks does not include all possible risks, and there may be other risks of which the Corporation is currently not aware. The Corporation’s 2008 Annual Report is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

CANADIAN REGULATORY ENVIRONMENT

1.	Overview

The Canadian communications industry is regulated by the CRTC, which supervises Canadian broadcasting and telecommunications systems, including broadcasting distribution undertakings (“BDUs”) and telecommunications common carriers. The CRTC’s telecom mandate includes ensuring that Canadians have access to reasonably priced, high-quality, varied and innovative communications services that are competitive nationally. The CRTC’s broadcasting mandate includes ensuring that the system is regulated and supervised in a flexible manner, and that BDU’s give priority to the carriage of Canadian services and provide efficient delivery.

Shaw’s cable television, Internet, satellite and telecommunications businesses are subject to regulation principally by the CRTC pursuant to the Broadcasting Act (Canada) and the Telecommunications Act (Canada), as well as pursuant to certain other legislation, such as the Copyright Act (Canada) and the Radiocommunication Act (Canada). Its cable television and satellite (DTH and SRDU) businesses, in particular, are dependent upon licences

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

granted and exemption orders issued by the CRTC and other regulatory bodies pursuant to such legislation. The Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

2.	Cable Television

(a)	General

CRTC regulations govern the types of services offered, packaging, and in some cases the fees that may be charged, by terrestrial BDUs such as cable television, telephone company DSL and MDS systems. Under the Broadcasting Distribution Regulations (the “Broadcasting Regulations”), there are three licensed classes of terrestrial BDU’s: (i) Class 1 systems (serving 6,000 or more subscribers); (ii) Class 2 systems (serving between 2,000 and 5,999 subscribers); and (iii) Class 3 systems (serving fewer than 2,000 subscribers or located in areas which receive not more than two Canadian television signals over the air).

There are also two classes of systems that are exempt from licensing, licensing fees, and certain regulatory requirements and operate under exemption orders. These are systems with less than 2,000 subscribers, and systems having between 2,000 and 6,000 subscribers, and that meet the criteria set out in the orders.

Class 1 systems are subject to the most comprehensive regulation by the CRTC. Such regulations govern basic cable, the distribution and packaging of services (i.e. number of Canadian versus non-Canadian services per package), and priority access by Canadian television and audio services over foreign services. The Broadcasting Regulations allow for basic rate deregulation of Class 1 systems once 5% of the customers within their licensed territories have chosen an alternate service provider. All of Shaw’s Class 1 systems and most Class 1 cable systems in Canada are now rate deregulated.

Class 2 systems have fewer regulatory restrictions, while Class 3 and exempt systems having less than 2,000 subscribers enjoy the most flexibility respecting the packaging and distribution of Canadian and non-Canadian services.

Class 1, Class 2 and exempt systems having between 2,000 and 6,000 subscribers are required to contribute 5% of gross revenues to Canadian program production. Class 1 systems may devote 2% of gross revenues to community channels, while Class 2 systems and exempt systems having between 2,000 and 6,000 subscribers may devote the full 5% of gross revenues to programming on a community channel. As well, Class 1 systems having less than 20,000 subscribers may devote the full 5% to community channels.

The CRTC is currently reviewing the regulatory frameworks for broadcast distribution undertakings and for pay and specialty services.

(b)	Licensing

The Corporation holds a separate license or license exemption for each of its cable systems, upon which its cable television business is dependent. These licences have generally been issued for terms of up to seven years. The majority of Shaw’s licensed cable systems were recently renewed by the CRTC for a two-year period ending 31 August 2010. Shaw has never failed to obtain a license renewal for its cable systems.

The CRTC imposes restrictions on the transfer of ownership and control of cable licences. Pursuant to regulations promulgated by the CRTC, a holder of a cable license must obtain the prior approval of the CRTC with respect to changes in the ownership of specified percentages of its voting and common shares and with respect to any act, agreement or transaction that directly or indirectly results in a material change of ownership or effective control of the licensee or of a person that has, directly or indirectly, effective control of the licensee. CRTC approval

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

is contingent upon the purchaser demonstrating that the transfer is in the public interest. Exempt systems are not subject to the CRTC’s transfer of ownership rules.

(c)	Canadian Content

Both licensed and exempt systems are subject to priority carriage requirements for local and regional Canadian broadcast signals. As well, they are subject to a “preponderance” rule that requires these customers to receive a majority of Canadian services on both analog and digital.

The CRTC places restrictions on the distribution of non-Canadian services. For example, it generally does not permit the distribution of non-Canadian programming services that are determined to be directly or partially competitive with licensed Canadian pay television and specialty services. For that reason, certain pay movie channels and specialty programming services originating in the United States (such as Showtime, Cinemax, The Disney Channel and Nickelodeon) are not approved for distribution in Canada.

Eligible foreign services that may be distributed in Canada include BBC World, American Movie Classics, Turner Classic Movies, The Learning Channel (TLC), Arts & Entertainment (A&E) Network, CNN, CNBC, and the “superstations” WTBS, KTLA, WGN, WSBK and WPIX. The CRTC requires that these services be sold to Canadian cable television subscribers in discretionary packages with Canadian specialty television services or with Canadian pay television services.

The CRTC has recently modified its policy to allow the distribution of general interest, non-Canadian third-language services on a digital basis, subject to certain packaging requirements.

(d)	Digital Broadcasting Services

Since 2000, the CRTC has licensed new Canadian specialty, pay, PPV and VOD programming services only for digital distribution. There are 16 English language digital Category 1 Canadian specialty services that receive mandatory digital carriage by BDU’s that offer programming services to the public in English language markets using digital technology. There are also hundreds of digital Category 2 Canadian specialty services that have been licensed but without guaranteed distribution rights. The CRTC requires each BDU to distribute five non-affiliated Category 2 services for each affiliated Category 2 service that it distributes.

In addition, the CRTC has imposed other distribution requirements on Class 1 and 2 cable distribution undertakings that use digital distribution technology to deliver programming services to subscribers. Class 1 and 2 cable distribution undertakings using high capacity digital technology (more than 750 megahertz) are required to offer all Canadian English and French-language specialty services (other than Category 2 services), as well the English and French-language versions of CPAC (The Cable Public Affairs Channel), in analog or digital mode. Other Class 1 and 2 cable distribution undertakings are required to distribute one minority official language Canadian specialty service for every ten majority official language services that are distributed by the undertaking.

(e)	Rate Regulation

Rates charged for basic cable service of Class 1 systems, and increases in such rates, are currently regulated by the CRTC, although a BDU may be granted rate deregulation. Rates for all other types of licensed or exempt systems are not rate regulated. As part of the basic rate, cable licensees are permitted to pass through to subscribers increases in the CRTC-authorized wholesale fees paid to licensed Canadian specialty programming services distributed as part of the basic cable service, subject to the CRTC’s power to suspend or disallow such an increase. In addition, licensees may also request a rate increase that is in excess of that which would be allowed under the foregoing, if the licensee can establish economic need by demonstrating that the licensee’s average rate of return on average net fixed assets before interest and taxes but after depreciation for its basic cable service is less than an established industry benchmark.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

The CRTC also regulates the fees, on a cost recovery basis, which are charged for the connection of subscriber drop cables to a subscriber’s home. Cable television operators are required to offer to connect residences to their networks in areas serviced by municipal water or sewage systems only where the cable systems is subject to rate regulation by the CRTC. However, the CRTC may grant relief from such fee and rate regulations and Shaw has been granted relief with respect to both of these regulatory provisions.

Under the Broadcasting Regulations, basic rates cease to be regulated when two conditions are met: (i) there is evidence that 30% or more of the households in an operator’s licensed service area have access to the basic service of another BDU; and (ii) there is a loss of 5% or more of its subscribers to competitive BDUs.

Fees charged to subscribers for (i) extended cable service, over and above basic cable service, (ii) rental of DCTs and (iii) pay television services, including PPV and VOD programming, are not rate regulated by the CRTC.

All of the Corporation’s systems are rate deregulated by the CRTC.

(f)	Access Rights

Under the Telecommunications Act (Canada), if a cable television system is unable to obtain rights-of-way on any highway or other public place for the construction of transmission lines on terms acceptable to it, it may apply to the CRTC to obtain permission for such construction on terms set by the CRTC.

In January 2001, the CRTC issued a decision concerning the appropriate terms and conditions, including rates, of access to municipal property in Vancouver. As part of its decision, the CRTC limited the fees chargeable to the City of Vancouver to the recovery of its causal costs of granting access to municipal property. Although the terms of the decision are limited to the specific dispute before the CRTC, the basic principles set out in the decision, which has been upheld by the courts, are expected to apply generally.

Shaw’s cable systems also require access to support structures, such as poles, strand and conduits of telephone and electric utilities, in order to deploy cable facilities. The CRTC’s jurisdiction over support structures of telephone utilities, including rates for third party use, is well settled. Recently, however, the Supreme Court of Canada determined that the Telecommunications Act (Canada) does not give the CRTC jurisdiction to set the terms and conditions of access by cable systems to support structures of electric utilities. As a result, authority over such matters remains vested in certain provincial utility review agencies or boards, or in other provinces, and is not subject to federal regulation.

3.	New Media and Internet Access

In May 1999, the CRTC determined that it would not regulate or supervise new media services or products considered to be broadcasting pursuant to the Broadcasting Act (Canada) and has issued an exemption order in this regard. The CRTC is currently conducting another review of New Media. In June 2008, the CRTC requested comments on the appropriate scope of the review. A public hearing is expected in 2009.

With respect to regulation under the Telecommunications Act (Canada), the CRTC has also determined that it will not regulate the rates at which BDUs offer retail level Internet services. However, the CRTC will regulate the rates and terms on which BDUs provide access to their facilities with respect to competitive providers of retail level Internet services.

The CRTC has announced, as an interim measure, that the largest cable operators, including Shaw, must resell their Internet services at a 25% discount to ISPs. In December, 1999, the CRTC further decided that ISPs will be responsible for providing the cable modem and related equipment when they resell high speed Internet access to cable customers.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

4.	Digital Phone

Shaw’s Digital Phone business is regulated by the CRTC pursuant to the Telecommunications Act (Canada). The Corporation, through its subsidiary Shaw Telecom Inc., is registered with the CRTC as a competitive local exchange carrier (“CLEC”). CLECs own or operate local transmission facilities.

Under the Telecommunications Act (Canada), the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.

The CRTC has largely forborne from the regulation of the provision of local telecommunications services by CLECs. However, CLECs must be “Canadian carriers” as defined in the Telecommunications Act (Canada) and are therefore subject to foreign ownership restrictions. In addition, CLECs are required to file intercarrier agreements and tariffs for services provided to other local carriers, but not for services that they provide to end-users. They are also subject to certain other obligations, including the provision of 911 and message relay services, the protection of customer privacy, and the provision of information to their customers and the CRTC regarding their billing and payment policies.

Regulation of the incumbent local telephone carriers is now largely governed by the current Government’s deregulatory initiatives. Specifically, in December 2006, the Governor in Council directed the CRTC to “rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy objectives, and when relying on regulation to use measures that are efficient and proportionate to their purpose and that interfere with the operations of competitive market forces to the minimum extent necessary to meet the policy objectives”. On April 4, 2007, a Governor in Council Order varied Telecom Decision CRTC 2006-15, which changed the forbearance decision by substituting a facilities-based market test to the market share test established by the CRTC in its decision. This has resulted in numerous forbearance orders being granted to TELUS, MTS, Bell Canada and SaskTel that cover the majority of Shaw’s operating territory.

5.	Internet Infrastructure

Shaw Business Solutions’ telecommunications business in Canada is governed by the CRTC pursuant to the Telecommunications Act (Canada). Shaw Business Solutions Inc. is registered with the CRTC as a non-dominant Canadian telecommunications carrier. As such a carrier, Shaw Business Solutions Inc. operates under a significantly lessened regulatory regime (for example, no regulation of rates) as compared to incumbent telephone companies in Canada. Shaw Business Solutions Inc. has also received approval from the CRTC to transit traffic between Canada and the United States.

In the United States, Shaw Business Solutions U.S. Inc. is, or may be, subject to regulation both at the federal and state level. In this regard, in August 2001, Shaw Business Solutions U.S. Inc. received an International Telecommunications Certificate from the United States Federal Communications Commission to operate as a facilities-based carrier to transport traffic between the United States and Canada. As it expands its operations in the United States, it may be necessary to seek approval or certification from various state public utility commissions.

6.	Satellite

Certain of Shaw’s satellite businesses (Star Choice’s DTH business and Satellite Services’ SRDU business) are subject to regulation by the CRTC, as set forth below.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(a)	DTH

Generally, DTH companies, as BDUs, are subject to regulations similar to competitive cable distributors. Currently, there are only two active, licensed DTH operators in Canada, Star Choice and Bell Television.

Star Choice’s DTH business is carried on pursuant to, and is dependent upon, a license issued by the CRTC under the Broadcasting Act (Canada). The license, which expires on August 31, 2010, authorizes Star Choice to distribute a variety of television and radio services via satellite for direct-to-home reception by customers in Canada. The Broadcasting Regulations and conditions applicable to Star Choice’s license govern the signals Star Choice must and may distribute, require a contribution to the creation and presentation of Canadian programming of at least 5% of Star Choice’s gross DTH revenues, regulate the resolution of disputes and impose certain structural separation safeguards between Star Choice, the SRDU business carried on by Satellite Services and the cable operations of Shaw. The rates charged by Star Choice to its customers are not regulated by the CRTC.

(b)	SRDU

Satellite Services’ SRDU business is carried on pursuant to, and is dependent upon, a license issued to Satellite Services by the CRTC under the Broadcasting Act (Canada). As at August 31, 2008, Satellite Services and Bell Television are the only licensed SRDU operators in Canada.

The SRDU license held by Shaw Satellite, which expires on August 31, 2010, authorizes Shaw Satellite to distribute a variety of television and radio signals via satellite for reception by terrestrial distribution undertakings, such as cable systems, in Canada for retransmission to their subscribers. The conditions applicable to Satellite Services’ SRDU license govern the signals which Satellite Services must and may distribute, require a contribution to the creation and presentation of Canadian programming of at least 5% of its gross SRDU revenues, prohibit discriminatory treatment of customers, regulate the resolution of disputes and impose certain structural separation safeguards between Satellite Services, Star Choice and the cable operations of Shaw. The rates charged by Satellite Services to SRDU customers are not regulated by the CRTC.

7.	Other Regulatory Matters

(a)	Restrictions on Non-Canadian Ownership and Control

The legal requirements relating to Canadian ownership and control of BDUs are embodied in a statutory order (the “Order”) from the Governor in Council (i.e. the federal Cabinet) to the CRTC, issued pursuant to authority contained in the Broadcasting Act (Canada). Under the Order, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Order also provides that the chief executive officer and 80% of the members of the board of directors of the operating company must be Canadian and that the holding company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company in certain circumstances. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee operating company level. The CRTC retains the discretion under the Order to determine as a question of fact whether a given licensee is controlled by non-Canadians.

The Telecommunications Act also implements the Canadian government’s policy of promoting Canadian ownership and control of the country’s telecommunications infrastructure. Specifically, 80% of the voting shares of a carrier subject to the Telecommunications Act must be owned and controlled by Canadians. In the case of a company that wholly owns a carrier, not less than 66 2/3% of the voting shares of that company must be owned and controlled by Canadians. In addition, carriers may not “otherwise be controlled” by non-Canadians and not less than

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

80% of the board of directors of a company operating as a carrier must be Canadian. Shaw must report to the CRTC annually with respect to its compliance with these foreign ownership requirements.

In order to ensure that Shaw remains eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of the Corporation require its directors to refuse to issue or register the transfer of any Shaw Class A Shares to a person that is not a Canadian, if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of the Corporation are required to refuse to issue or register the transfer of any Shaw Class A Shares to a person in circumstances where such issue or transfer would affect the ability of Shaw to obtain, maintain, amend or renew a licence to carry on any business.

The Articles of the Corporation further provide that if, for whatever reason, the number of Shaw Class A Shares held by non-Canadians or other persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Shaw Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of the Corporation also give the directors of Shaw the right to refuse to issue or register the transfer of shares of any class in the capital of the Corporation if: (i) the issue or the transfer requires the prior approval of a regulatory authority, unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share transactions.

(b)	Copyright

The Copyright Act (Canada) provides for the payment by BDUs of a royalty fee in respect of the retransmission of conventional radio and television broadcast signals (defined as over-the-air television signals originating more than a minimum specified distance from a cable operator’s licensed area). The amounts raised from these royalty fees are paid to copyright collectives representing the owners of the copyright in television programming, including producers, broadcasters and major league sports organizations, as well as authors, composers and publishers of the music in these programs. The level of this compulsory royalty fee is subject to the approval of the Copyright Board.

The Copyright Act (Canada) also provides for performing rights royalties that are payable in respect of the transmission of the music component of non-broadcast television and audio services, such as pay television, specialty services, pay audio and background music services, as well as for the transmission of music over the internet. Pursuant to tariffs approved by the Copyright Board, BDUs and programmers are jointly responsible for a monthly royalty in respect of non-broadcast television services, and parties that post on-line content embodying music are responsible for royalties in connection with such internet use.

(c)	Radio Apparatus

The Corporation’s satellite business employs a variety of radio apparatus, including satellite earth stations, and uses radio spectrum. Shaw requires a radio authorization from the Minister of Industry under the Radiocommunication Act (Canada) for each radio apparatus installed, operated or possessed by Satellite Services for use in its businesses unless the apparatus has been exempted from the requirement for an authorization. Shaw also requires a license from Industry Canada to utilize specified radio spectrum for Shaw Tracking.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

CAPITAL STRUCTURE, DIVIDENDS AND RELATED MATTERS

1.	Description of Capital Structure

(a)	General

The authorized share capital of the Corporation consists of a limited number of Class A Participating Shares (the “Class A Shares”), which are voting, as described below; an unlimited number of Class B Non-Voting Participating Shares (the “Class B Non-Voting Shares”) (and, together with the Class A Shares, the “Shaw Shares”); an unlimited number of Class 1 Preferred Shares (the “Class 1 Preferred Shares”), issuable in series; and an unlimited number of Class 2 Preferred Shares (the “Class 2 Preferred Shares”), issuable in series. As at August 31, 2008, there were 22,550,064 Class A Shares, 405,882,652 Class B Non-Voting Shares and no preferred shares outstanding.

(b)	Class A Shares and Class B Non-Voting Shares

(i)	Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privilege”).

(ii)	Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend, and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, during each Dividend Period (as defined below), the dividends (other than stock dividends) declared and paid on the Class A Shares will always be $0.0025 per share per annum less than the dividends declared and paid in such Dividend Period to holders of the Class B Non-Voting Shares, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Shaw Shares and in the event of any issue of Shaw Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Shaw Shares.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Shaw Shares will be paid or distributed equally, share for share, to the holders of Shaw Shares without preference or distinction.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(v)	Conversion Privilege

Any holder of Class A Shares may, at any time or from time to time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted. Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time to time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(B) is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to certain exceptions, the foregoing conversion right shall not come into effect if:

(A) prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

a. tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

b. make any Exclusionary Offer;

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

c. act jointly or in concert with any person or company that makes any Exclusionary Offer; or

d. transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B) as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

a. the number of Class A Shares owned by the shareholder;

b. that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

c. that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

d. that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C) as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either clause (a) or (b) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

(vi)	Modification

Neither class of Shaw Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of Shaw Shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

(viii)	Redemption

The Shaw Shares are not redeemable at the option of either Shaw or the holder of any such Shaw Shares.

(c)	Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(d)	Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. From time to time before any such issue, the directors may fix the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any), and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(e)	Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of the Corporation and its regulated subsidiaries by persons that are not Canadian. (See information under the heading “Canadian Regulatory Environment — Other Regulatory Matters — Restrictions on Non-Canadian Ownership and Control”). In order to ensure that the Corporation and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of the Corporation require its directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of the Corporation and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The Articles of the Corporation further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of the Corporation also give its directors the right to refuse to issue or register the transfer of shares of any class in the capital of the Corporation if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

2.	Dividends

(a)	Dividend Policy

The Corporation’s dividend policy is reviewed on a quarterly basis by the Board of Directors of Shaw. In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid.

In accordance with the terms and conditions of such shares, the dividends (other than stock dividends) declared and paid on the Class A Shares shall be $0.0025 per share per annum less than the dividends declared and paid to holders of the Class B Non-Voting Shares. See the information under the heading “Capital Structure, Dividends and Related Matters — Description of Capital Structure — Class A Shares and Class B Non-Voting Shares”.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(b)	Distribution Rates and Payment Dates

Set forth in the tables below are the annual distribution rates on equity securities of the Corporation outstanding as at August 31, 2008 and payment dates for the fiscal year ended August 31, 2008, as well as the amount of cash dividends declared per Class A Share and Class B Non-Voting Share for each of the past three fiscal years.

Fiscal 2008 Distribution Rates and Payment Dates

Class of Shares	Distribution Rate	Payment Dates

Class A Participating	$0.054792	September 27, 2007
	$0.054792	October 30, 2007
	$0.054792	November 29, 2007
	$0.059792	December 28, 2007
	$0.059792	January 30, 2008
	$0.059792	February 28, 2008
	$0.059792	March 28, 2008
	$0.059792	April 29, 2008
	$0.059792	May 29, 2008
	$0.059792	June 27, 2008
	$0.059792	July 30, 2008
	$0.059792	August 28, 2008
Class B Non-Voting Participating	$0.055	September 27, 2007
	$0.055	October 30, 2007
	$0.055	November 29, 2007
	$0.06	December 28, 2007
	$0.06	January 30, 2008
	$0.06	February 28, 2008
	$0.06	March 28, 2008
	$0.06	April 29, 2008
	$0.06	May 29, 2008
	$0.06	June 27, 2008
	$0.06	July 30, 2008
	$0.06	August 28, 2008

Effective Annual Dividend Payments (Fiscal 2006 — Fiscal 2008)

Class of Shares	Fiscal 2008	Fiscal 2007	Fiscal 2006

Class A Participating	$0.702	$0.462	$0.235
Class B Non-Voting Participating	$0.705	$0.465	$0.238

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

3.	Ratings

The following table sets forth the ratings assigned to the Corporation’s senior note obligations and unsecured debt by Dominion Bond Rating Service Limited (“DBRS”), Standard & Poor’s Rating Services (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”):

Security	DBRS(1)		S&P(2)	Moody’s(3)

Senior Notes	BBB (low	)	BB+	Ba1
Senior Unsecured Debentures — Videon	BBB (low	)	BBB	—

Notes:

(1)	DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions or there may be other adverse conditions present which reduce the strength of the entity and its rates securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA category.

(2)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by S&P is the fifth highest of eleven categories. According to the S&P rating system, debt securities rated BB have significant speculative characteristics but are less vulnerable in the near term than other lower rated obligations. However, an obligor rated BB faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. S&P describes debt instruments rated BBB as exhibiting adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(3)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and which are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(4)	Moody’s rates securities and shares by rating categories from a high of ‘Aaa’ to a low of ‘C’. Moody’s applies modifiers 1, 2 and 3, which indicate where the obligation ranks in its generic rating category. Modifier 1 is higher end, modifier 2 is mid-range and modifier 3 is low end of the generic rating category.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, the Corporation is under no obligation to update this Annual Information Form.

4.	Market for Securities

(a)	Marketplaces

As at August 31, 2008, the following securities of the Corporation were listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol	CUSIP Number

Class A Participating Shares	TSX Venture Exchange	SJR.A	82028K101
Class B Non-Voting Participating Shares	Toronto Stock Exchange	SJR.B	82028K200
	New York Stock Exchange	SJR	82028K200

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

(b)	Trading Price and Volume

The following table sets forth the monthly closing price range and volume traded on a Canadian marketplace for each of the Corporation’s publicly traded securities for each month during the fiscal year ending August 31, 2008.

		TSX Venture — C$	TSX — C$
		SJR.A	SJR.B

September 2007	High	30.00	25.61
	Low	25.01	23.24
Sept-28	Close	28.75	24.70
	Volume	3,625	25,563,361
October 2007	High	29.75	26.45
	Low	25.05	24.52
Oct-31	Close	28.75	26.38
	Volume	5,225	19,212,077
November 2007	High	30.50	26.45
	Low	25.00	22.59
Nov-30	Close	28.01	24.57
	Volume	6,805	17,176,803
December 2007	High	27.00	25.65
	Low	25.71	23.11
Dec-31	Close	26.84	23.64
	Volume	7,866	12,462,186
January 2008	High	27.00	24.89
	Low	24.05	17.96
Jan-31	Close	24.05	19.67
	Volume	5,825	55,425,148
February 2008	High	25.00	21.49
	Low	24.00	19.08
Feb-29	Close	24.90	19.13
	Volume	2,400	24,180,745
March 2008	High	24.90	19.20
	Low	19.77	17.00
Mar-31	Close	20.00	18.78
	Volume	6,620	36,141,372
April 2008	High	22.00	21.49
	Low	20.90	18.93
Apr-30	Close	21.95	21.08
	Volume	8,701	20,274,802
May 2008	High	23.55	22.48
	Low	21.25	20.26
May-30	Close	21.25	20.56
	Volume	6,067	25,338,305

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

		TSX Venture — C$	TSX — C$
		SJR.A	SJR.B

June 2008	High	22.75	21.48
	Low	20.60	19.00
Jun-30	Close	22.75	20.82
	Volume	1,920	29,542,142
July 2008	High	23.50	23.63
	Low	21.39	20.38
Jul-31	Close	23.50	21.72
	Volume	6,340	24,707,746
August 2008	High	25.50	23.10
	Low	21.75	21.10
Aug-29	Close	24.50	22.90
	Volume	5,004	15,323,190

Note:

(1)	All price and volume information is from independent third-party sources (i.e. Toronto Stock Exchange (“TSX”) website and ThomsonONE).

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

DIRECTORS AND OFFICERS

1.	Directors as of November 25, 2008

Set forth below is a list of the directors of the Corporation as of November 25, 2008 indicating their municipality, province or state and country of residence, their principal occupations during the five preceding years and the year in which they became a director of the Corporation. Directors are typically elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

		Director
Name and Municipality of Residence	Principal Occupation Within Five Preceding Years	Since

Adrian I. Burns Rockcliffe Park, Ontario, Canada	Corporate Director; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

George F. Galbraith Vernon, British Columbia, Canada	Corporate Director; former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia	1991

Dr. Lynda Haverstock Regina, Saskatchewan Canada	President and Chief Executive Officer of Tourism Saskatchewan, a public-private partnership responsible for tourism activities	2007

Ronald V. Joyce Calgary, Alberta, Canada	Corporate Director; former Senior Chairman and Co-Founder, The TDL Group, licensee of Tim Horton’s restaurants in Canada and the United States	2000

Gregory J. Keating Porters Lake, Nova Scotia Canada	Chairman and Chief Executive Officer, Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests	2007

Rt. Hon. Donald F. Mazankowski Sherwood Park, Alberta, Canada	Corporate Director; former Member of Parliament who held a number of Cabinet positions, including Deputy Prime Minister and Minister of Finance	1993

Michael W. O’Brien Canmore, Alberta, Canada	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company	2003

Paul K. Pew, Toronto, Ontario, Canada	Founder and Co-CEO of G3 Capital Corp., a Toronto-based alternative asset manager (G3’s principal units operate within the hedge fund and venture fund areas). Former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer. Former Director of Research, GMP Securities Ltd.	2008

Harold A. Roozen Edmonton, Alberta, Canada	President and Chief Executive Officer, CCI Thermal Technologies Inc., a manufacturing company	2000

Jeffrey C. Royer Toronto, Ontario, Canada	Corporate Director and Private Investor	1995

Bradley S. Shaw(1) Calgary, Alberta, Canada	Senior Vice President, Operations of the Corporation	1999

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

		Director
Name and Municipality of Residence	Principal Occupation Within Five Preceding Years	Since

Jim Shaw(2) Calgary, Alberta, Canada	Vice Chair and Chief Executive Officer of the Corporation	2002

JR Shaw(1)(2) Calgary, Alberta, Canada	Executive Chair of the Corporation	1966

JC Sparkman Englewood, Colorado U.S.A.	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States	1994

Carl E. Vogel(3) Cherry Hills Village, Colorado U.S.A.	Vice Chairman of each of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States) and EchoStar Corp. ((a developer of set-top boxes and other electronic technology). Former President and Vice Chairman of EchoStar Communications Corporation. Former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States	2006

Willard H. Yuill Medicine Hat, Alberta, Canada	Chairman and Chief Executive Officer, The Monarch Corporation, a private holding company with investments in communications, real estate and sports-related properties	1999

Notes:

(1)	Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

(2)	Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

(3)	Carl Vogel was a Director from April 2000 to September 18, 2000, as well as Chairman and Chief Executive Officer from August 22, 2000 to September 18, 2000, of ICG Communications, Inc. (a telecommunications company) and certain of its subsidiaries which filed voluntary petitions for Chapter 11 protection with the U.S. Bankruptcy Court for the District of Delaware on November 14, 2000.

2.	Board Committee Members

The Board of Directors of the Corporation has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee is set forth below.

The Executive Committee consists of JR Shaw (Chair), Ronald V. Joyce, Donald F. Mazankowski and JC Sparkman.

The Audit Committee consists of Michael W. O’Brien (Chair), Gregory J. Keating, Paul K. Pew and Carl E. Vogel. For further details concerning the Audit Committee, see the information under the heading “Audit Committee”.

The Corporate Governance and Nominating Committee consists of Donald F. Mazankowski (Chair), Adrian Burns, George F. Galbraith and Dr. Lynda Haverstock.

The Human Resources and Compensation Committee consists of Willard H. Yuill (Chair), Harold A. Roozen, Jeffrey C. Royer and JC Sparkman.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

3.	Executive Officers as of November 25, 2008

Set forth below is a list of the executive officers of the Corporation as of November 25, 2008 indicating their municipality, province or state and country of residence and their respective positions with the Corporation. Officers are appointed annually and serve at the discretion of the Board of Directors of the Corporation.

Name and Municipality of Residence	Principal Position with the Corporation

JR Shaw(1)(2) Calgary, Alberta, Canada	Executive Chair

Jim Shaw(1)(2) Calgary, Alberta, Canada	Vice Chair and Chief Executive Officer

Rhonda D. Bashnick Calgary, Alberta, Canada	Vice-President, Finance

Peter J. Bissonnette Calgary, Alberta, Canada	President

Douglas J. Black, Q.C. Calgary, Alberta, Canada	Corporate Secretary

Michael D’Avella Calgary, Alberta, Canada	Senior Vice President, Planning

Louis A. Desrochers, Q.C. Edmonton, Alberta, Canada	Honorary Corporate Secretary

Bradley S. Shaw(1)(2) Calgary, Alberta, Canada	Senior Vice President, Operations

Ken C.C. Stein Toronto, Ontario, Canada	Senior Vice President, Corporate and Regulatory Affairs

Steve Wilson Calgary, Alberta, Canada	Senior Vice President and Chief Financial Officer

Notes:

(1)	Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

(2)	Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

All of the above officers have been employed in various capacities by the Corporation during the past five years except: Steve Wilson who was Vice-President, Finance and Chief Financial Officer of Husky Injection Molding Systems Ltd. from 1997 to 2004; Douglas J. Black, Q.C., who is Vice-Chairman of Fraser Milner Casgrain LLP, Barristers and Solicitors; and Louis A. Desrochers, Q.C., who was counsel with McCuaig Desrochers, Barristers and Solicitors, until September 2003 and is now retired.

4.	Shareholdings of Directors and Executive Officers

To the knowledge of the Corporation, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 17,989,808 Class A Shares, representing, as of November 25, 2008, approximately 79.8% of the issued and outstanding shares of such class. Of such number, JR Shaw beneficially owns, controls or directs 17,784,208 Class A Shares, representing 78.9% of the issued and outstanding shares of such class. JR Shaw, members of his family and corporations owned or controlled by them are parties to a Voting Trust Agreement relating to all Class A Shares that they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

AUDIT COMMITTEE

1.	Audit Committee Charter

The Audit Committee of the Board of Directors of the Corporation is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is also responsible for overseeing the effectiveness and integrity of the Corporation’s internal controls, including information systems related thereto, and disclosure processes and controls; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

Further, the Audit Committee, in respect of those risk areas that the Board has assigned to it oversight responsibility, identifies and reviews with management the principal risks facing the Corporation in those areas and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2.	Audit Committee Composition and Background

The Audit Committee consists of Michael W. O’Brien (Chair), Gregory J. Keating, Paul K. Pew and Carl Vogel. Each member of the Audit Committee is independent and financially literate, as such terms are defined in Multilateral Instrument 52-110 — Audit Committees. In addition, Messrs. O’Brien, Pew and Vogel each qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Michael O’Brien (Chair) served as Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company, until his retirement in 2002. He currently is a director and member of the Audit and Board Policy and Governance Committees of Suncor Energy Inc. He received his MBA from York University.

Gregory Keating is Chairman and Chief Executive Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests, and was President of Access Communications Inc. from 1992 to 1999. He has completed the YPO Harvard School of Business CEO Program.

Paul Pew is the Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager (G3’s principal units operate within the hedge fund and venture fund areas). He formerly served as a Senior Financial Analyst and Investment Banker with GMP Securities Ltd. He received his Honors Business Administration from the University of Western Ontario and is a Chartered Accountant and Chartered Financial Analyst.

Carl Vogel is the Vice Chairman of each of DISH Network Corporation (formerly EchoStar Communications Inc., a leading provider of satellite-delivered digital television services and operator of the DISH NetworkTM in the United States) and EchoStar Corp. (a developer of set-top boxes and other electronic technology). He is a director of numerous public and private companies, a member of the Executive Committee of DISH Network Corporation, and

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

a member of the Audit Committee of RGB Networks. He received his Bachelor of Science from St. Norbert College, with an emphasis in finance and accounting, and was a former active Certified Public Accountant.

3.	Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP, the auditors of the Corporation, for audit (including separate audits of subsidiary entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2008 and 2007 were as follows:

Type of Service	Fiscal 2008	Fiscal 2007

Audit	$1,888,875	$2,113,235
Audit-related	—	312,075
Tax	83,004	66,017
All Other	—	—

Total	$1,971,879	$2,491,327

Fees paid for audit-related services in fiscal 2007 were in respect of the separate audits of subsidiaries that were not required by law. The tax fees paid in fiscal 2008 and 2007 were related to linear property tax compliance.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

LEGAL PROCEEDINGS

The Corporation is involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management of the Corporation does not expect that the outcome of these matters will have a material adverse effect on the Corporation.

In addition, Satellite Services, a subsidiary of the Corporation, was one of several defendants in an action brought by General Discovery in the Ontario Superior Court of Justice in January, 2000 seeking general, special and punitive damages in the aggregate sum of $1.5 billion. The claim arose from Satellite Services’ involvement in a joint venture to establish a telecommunications network with Russia called Sovcan Star Satellite Communications Inc. General Discovery alleged that the defendants wrongfully conspired to prevent the business venture from proceeding. General Discovery’s claim was dismissed with leave to amend by order of the Ontario Superior Court on September 9, 2008. General Discovery has agreed to dismiss the claim without costs.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Class A Shares and Class B Non-Voting Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; Toronto, Ontario; and Halifax, Nova Scotia. The co-registrar and co-transfer agent in the United States for the Class B Non-Voting Shares is The Bank of New York Mellon at its principal office in Jersey City, New Jersey.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

INTERESTS OF EXPERTS

The Corporation’s auditors are Ernst & Young LLP. The Corporation’s consolidated annual financial statements for the year ended August 31, 2008 have been filed under National Instrument 51- 102 — Continuous Disclosure Obligations in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of November 25, 2008, the partners, employees and consultants of Ernst & Young LLP as a group did not beneficially own, directly or indirectly, any of the Corporation’s outstanding securities.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Corporation’s website at www.shaw.ca, or on request without charge from the Vice President, Finance of the Corporation, Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (telephone (403) 750-4500).

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans is contained in the Corporation’s Proxy Circular dated November 25, 2008. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included in this Annual Information Form may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Shaw to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipments costs, and industry structure and stability.

Whether actual results and developments will conform with expectations and predictions of Shaw is subject to a number of risks and uncertainties described under “Known events, trends, risks and uncertainties” discussed on pages 19-26 of Shaw’s 2008 Annual Report. These factors include but are not limited to general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM November 25, 2008

foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Shaw utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize Shaw’s financial guidance and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. Shaw’s financial guidance may not be appropriate for other purposes.

Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SCHEDULE A -

AUDIT COMMITTEE CHARTER
SHAW COMMUNICATIONS INC.

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on January 21, 2004 (revised April 1, 2004, October 26, 2005, July 12, 2007 and June 27, 2008).

I.	PURPOSE

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Committee will fulfill these responsibilities primarily by carrying out the activities set forth in Section IV of this Charter.

II.	COMPOSITION

The Committee shall be comprised of three or more independent directors, as appointed by the Board. A director is independent if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance Committee, in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

To maintain their independence, members of the Committee may not accept any consulting, advisory or other compensatory fee (other than remuneration for acting in the capacity as a member of the Board or a committee of the Board) from the Corporation or any of its subsidiaries. Members of the Committee also may not receive any indirect payments from the Corporation or any of its subsidiaries, including payments (whether or not material) made to spouses or certain family members, or payments for services to law firms, accounting firms, consulting firms and investment banks for which the Committee member serves as a partner, member, managing director or executive.

All members of the Committee shall be financially literate and at least one member shall be a “financial expert” or otherwise have accounting or related financial expertise. The definitions of “financial literacy” and “financial expertise”, and the determination of whether any given member of the Committee meets such definition, will be made by the Board, in consultation with the Corporate Governance Committee, in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

The members of the Committee shall be appointed by the Board annually. Each member shall serve until the next annual general meeting of the shareholders of the Corporation or until his or her earlier resignation or removal by the Board. The Chair of the Committee shall be appointed by the Board annually and shall carry out the responsibilities and duties set forth in Section V of this Charter.

III.	MEETINGS

The Committee shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

The Committee shall also meet at least annually with the Corporation’s senior management (including the Chief Executive Officer and Chief Financial Officer), internal auditors and external auditors in separate sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. In addition, the Committee (or at least its Chair) should meet with the external auditors and management quarterly to review the Corporation’s interim financial statements.

Notice of each meeting of the Committee shall be given to each member of the Committee as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Committee). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Committee, as may be deemed appropriate by the Committee.

Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and Secretary of the meeting.

IV.	RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below as well as all such other actions which may be incidental thereto or which may be necessary for the Committee to comply with the spirit and intent of this Charter. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as may be appropriate:

Financial Statement Review

1. Review and oversee the integrity of the Corporation’s annual financial statements (including any certification, report, opinion or review thereon rendered by external auditors) and any public disclosure documents or reports containing financial information that are submitted to any governmental body or to the public (including, in particular, management’s discussion and analysis (“MD&A”), prospectuses and registration statements).

2. Review and oversee the integrity of the Corporation’s quarterly financial statements and any public disclosure documents containing financial information that are submitted to any governmental body or to the public pursuant to applicable securities laws, and approve such quarterly financial statements for disclosure to the public (provided that such statements are subsequently tabled before, and ratified, confirmed and approved by, the Board).

3. Review earnings press releases as well as financial information and earnings guidance given to analysts and rating agencies.

4. Review the Corporation’s MD&A to ensure that it provides all material information in a fair and balanced manner, in compliance with applicable requirements.

5. Periodically consult with the Corporation’s external auditors in the absence of management concerning the fullness and accuracy of the Corporation’s financial statements.

6. Establish regular, timely and separate systems of reporting to the Committee by each of management of the Corporation and the external auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

7. Review any proposed changes in major auditing and accounting practices and policies, the presentation of significant risks and uncertainties and key estimates and judgments of management that may be material to financial statement presentation and reporting.

8. Obtain assurance that financial statement certifications and attestations from management of the Corporation have been completed and filed with applicable securities regulatory authorities.

9. Report to the Board on at least a quarterly basis on the results of the Committee’s activities, including the Committee’s review of the Corporation’s annual and interim financial statements.

Financial Reporting, Internal Control and Related Management Information Systems

10. In consultation with the external auditors, review the integrity of the Corporation’s financial reporting processes, both internal and external, and the Corporation’s accounting principles as applied in its financial reporting, to determine the quality and acceptability of the Corporation’s financial reporting.

11. Review the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

12. Receive timely reports from the external auditors concerning:

(a) all critical accounting policies and practices of the Corporation,

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; and

(c) all material written correspondence and disagreements between management and the external auditors (including any management letter or schedule of unadjusted differences).

13. Review summaries of significant, unusual or material off-balance sheet transactions to assess their impact on the Corporation’s financial reporting process and financial statements.

14. Jointly with the Human Resources Committee review pension and other post-employment benefit liabilities, including underlying assumptions, financial health of pension plans and disclosure in the Corporation’s financial statements.

15. Review the effectiveness and integrity of internal controls, including information systems related thereto, and disclosure processes and controls (as evaluated by the internal and external auditors or otherwise) and make recommendations with respect thereto.

16. Review the appointment, removal, independence and performance of the Corporation’s internal auditor.

17. Review the Corporation’s internal audit procedures, including the mandate of, and all reports issued by, the Corporation’s internal auditor and management’s response and subsequent follow up to any identified weaknesses.

18. Review and approve an annual control assurance plan.

19. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and review and consider reports on the investigation and resolution of such complaints.

20. Review reports of any fraud that involves management or other employees, particularly where such individuals have a significant role in the Corporation’s internal controls.

21. Consider the implications of applicable laws and regulatory policies on the Corporation’s financial reporting process and financial statements.

22. Review the status of performance monitoring information systems which relate to disclosure of non-financial information.

23. Review major changes to management information systems that affect financial or internal control processes.

External Auditors

24. Make recommendations to the Board and the shareholders of the Corporation, on an annual basis:

(a) concerning the appointment of the external auditors (considering, in particular, their independence and effectiveness); and

(b) concerning the terms of engagement and fees and other compensation to be paid to the external auditors.

25. (a) Oversee and review the qualifications and performance of the external auditors, who shall report directly and be accountable to the Committee (and ultimately, the Board), and

(b) approve any proposed discharge or change of the external auditors, or of the lead audit partner thereof, when circumstances warrant.

26. Review in advance any engagements for non-audit services to be provided by the external auditors’ firm or its affiliates, together with estimated fees, along with any other significant relationships which the external auditors have with the Corporation, and consider the impact on the independence of the external auditor and compliance with applicable laws.

27. Request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationship with the Corporation, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Audit Process

28. Review the audit plan with the external auditors and with senior management of the Corporation.

29. Review, in the absence of management, any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

30. Review the post-audit or management letter, containing the recommendations of the external auditor and management’s response and subsequent follow up to any identified weakness.

31. Resolve disputes, if any, that may arise between the external auditors and management regarding financial reporting.

Risk Management

32. For those risk areas that the Board has assigned oversight to this committee, identify and review, with management, the principal risks in those areas facing the Corporation and ensure that management has in place the policies and systems to assess and manage these risks.

33. Review financial risks (foreign exchange risk, interest rate risk etc.) of the Corporation and the management of such risks.

34. Review the Corporation’s long term financing strategy, annual financing plan and specific proposed financings not otherwise considered in such plan.

35. Review the Corporation’s tax status and monitor its approach to tax strategy, including tax reserves and potential reassessments and audits.

36. Review, with the Corporation’s internal legal counsel and/or external counsel, any material legal matter that could have a significant impact on the Corporation’s financial reporting.

37. Review the status of the Corporation’s compliance with laws, regulations and internal policies and procedures, and the scope and status of systems designed to ensure such compliance, particularly in relation to contingent liabilities and material risks facing the Corporation.

38. Review the amount and terms of any insurance to be obtained or maintained by the Corporation and any other related risk management policies or measures.

Other

39. Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Audit Committee may deem necessary or desirable to carry out its duties.

40. Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

41. Review policies and procedures with respect to the expense accounts and perquisites of executives and directors of the Corporation.

42. Review the succession plans for the Chair of the Committee and for Committee’s financial experts.

43. Provide orientation and training for new members of the Committee and continuing education initiatives for existing members.

44. Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

45. Review this charter of the Audit Committee on an annual basis and suggest to the Corporate Governance Committee of the Board such revisions as the Audit Committee may believe to be required by new laws or to be prudent

46. Perform any other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V.	RESPONSIBILITIES AND DUTIES OF CHAIR OF THE COMMITTEE

To fulfill his or her responsibilities and duties, the Chair of the Committee shall:

•	Facilitate the effective operation and management of, and provide leadership to, the Committee.

•	Act as chair of meetings of the Committee.

•	Assist in setting the agenda for each meeting of the Committee and in otherwise bringing forward for consideration matters within the mandate of the Committee.

•	Facilitate the Committee’s interaction with management of the Corporation, the Board and other committees of the Board.

•	Act as a resource and mentor for other members of the Committee.

•	Perform such other duties and responsibilities as may be delegated to the Chair by the Committee from time to time.